MAG Silver Corp.

January 19, 2010

For Immediate Release

NR#10-02

MAG SILVER DISCOVERS VETA GRANDE VEIN EXTENSION

 & CUTS HIGH-GRADE SILVER IN PUERTO RICO VEIN

AT LAGARTOS, ZACATECAS, MEXICO

850 g/t (24.8 opt) silver over 0.95 metres

Vancouver, B.C -- MAG Silver Corp. (TSX:MAG) (NYSE.A:MVG) (“MAG”) announces the discovery of the extension, into MAG’s 100% owned ground, of one of the most productive high grade silver veins in Mexico’s historic billion-ounce silver producing Zacatecas District.

Two holes (VGSE06 and VGSE07), appear to have discovered the continuation of the prolific Veta Grande Vein, the second most important production vein in the Zacatecas district.  The holes were targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcrops.  This discovery shows that this important and historic vein is open along strike from areas of past production including an additional 4 kilometres of possible projection on MAG’s wholly owned property.

In a second discovery in the same vicinity, Holes PR-01 and 02, drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande Vein, have encountered high-grade silver mineralization.  Hole PR-01 cut  417 grams per tonne (g/t) (12.1 ounces per ton (opt)) silver and 109 ppb gold over 1.00 metre while Hole PR-02, drilled 125 metres deeper, cut 850 g/t (24.8 opt) silver and 273 ppb gold over 0.95 metres.  Accompanying low base metal values (see table below) indicate the vein was likely cut at levels above the expected epithermal vein zone where higher precious metals should be present.

Additional significant results from drilling in other areas of the Lagartos project are presented in Table 1.  Maps and diagrams can be found on the website www.magsilver.com.

“We are pleased to have confirmed the uninterrupted continuation of the important Veta Grande structure under cover and are eager to begin seeking ore-shoots within the 4 kilometres of strike length that lies within our ground”  said Dan MacInnis, President of MAG Silver.  “We are also pleased to have cut such high-grade mineralization within the upper reaches of a zone within the Puerto Rico Vein that we believe will improve with depth.  The area where the drilling was conducted is largely unexplored.  The combination of grade and clear multi-stage mineralization indicate that the Puerto Rico Vein may be more important than historically recognized”.

Veta Grande SE Details:  The Veta Grande (“Big Vein”) was the second most important vein in this billion-ounce silver producing district.  Both VGSE-06 and 07 cut a 75 metre wide shear zone laced by sulphide-bearing chalcedony, quartz, barite and calcite veinlets.  A 2.8 metre composite zone in VGSE-06 ran 17 g/t (0.5 opt) silver at 275 metres depth.  The interpreted down-dip extension of the same zone in VGSE-07 ran 40.8 g/t (1.2 opt) silver over 1.4 metres at 650 metres depth.  Gold, lead, zinc and copper values were low.   The results indicate that the Veta Grande structure has little lateral displacement.  Vertical movement on the fault should have dropped the eastern part down, so any bonanza zone is expected to found at a deeper level.

Puerto Rico Details: The Puerto Rico Vein lies approximately 3 kilometres north of the Veta Grande Vein zone.  The Puerto Rico Vein has seen minor historic production and remains largely unexplored.  Seven holes were drilled along approximately 1000 metres of strike length of the vein, intersecting the structure between 150 and 350 metres beneath the surface.

Holes PR09-01, 02, 03 and 04 were drilled along approximately 450 metres of the northwestern vein extent at different elevations.

The presence of high silver and gold grades with low base metals in three of the Puerto Rico Vein intercepts indicates they are very high within the zoning pattern expected for Zacatecas District epithermal vein. Drilling is planned to test the vein deeper in several locations.

Table 1.0

Drill Hole	From	To	Width	Gold ppb	Silver g/t	Silver opt	Lead ppm	Zinc ppm	Copper ppm
PR09-01	198.00	199.00	1.00	111	417	12.2	8	33	12
PR09-02	310.85	311.80	0.95	270	850	24.8	29	127	213
PR09-03	272.35	273.30	0.95	80	29.6	0.9	80	3570	900
including	275.10	276.15	1.05	250	41	1.2	14	146	62
PR09-04	239.90	240.50	0.60	1210	106	3.1	8	66	32

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. The total contained metals at the Juanicipio property on a 100% project basis in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc. MAG has also identified a silver, lead and zinc discovery at its 100% owned Cinco de Mayo property as well as a moly-gold discovery on the same property. MAG is based in Vancouver, British Columbia, Canada. MAG’s common shares trade on the TSX under the symbol MAG and on the NYSE-A under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

MAG - Lagartos SE Location

CANPLATS
X
Camino Duro
Nuevo Mundo
CRD Line
Location Map
United States of America
Pacific Ocean
ZACATECAS
San Martin Sabinas
Sombrerete
Lagartos V
Lagartos X
Lagartos NW
Fresnillo
Juanicipio
Lagartos SE
Francisco I. Madero
San Nicolas
Real De Angeles
Lagartos S
FRESNILLO SILVER TREND
Lorena
Guanajuato
0 25 50 100 150 200 Kilometers
MAG

The Fresnillo Silver Trend

Over 4.0B ounces of Silver Production and host to the world's largest primary silver mine.

1

Veta Grande and Puerto Rico

100% MAG Terrain
Location Map of MAG Properties
enlarged area
Legend
MAG Exploration Targets
Epithermal Veins
Veins
La Luz Target
Predilecta Target
Morelos SW Target
100% MAG Terrain
Puerto Rico Target
P. Rico
V. Guadalupe
V. Grande
Mariana
San Fernando
San Roberto
M. Noche
Parroquia
Las Marias
El Bote
Veta Grande SE Target
Las Majadas - El Pajaro Hill
100% MAG Terrain
0 1 2 3 4 5
Kilometers

Puerto Rico Vein

Location Map of MAG Properties
100% MAG Terrain
V. Grande
Mala-Noche Vein-System
San Roberto Mine
M. Noche
Veta Grande SE Area
Las Majadas Area
100% MAG Terrain
Kilometers

Veta Grande Vein

Vein Projections